EXHIBIT 12.2

United Dominion Realty, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Earnings:
Income/(loss) from continuing operations	$21,110	$11,885	$46,310	$28,410
Add (from continuing operations):
Interest on indebtedness (a)	5,055	7,448	25,318	22,631
Portion of rents representative of the interest factor	468	458	1,600	1,366
Amortization of capitalized interest	187	186	559	557
Total earnings	$26,820	$19,977	$73,787	$52,964

Fixed charges from continuing operations:
Interest on indebtedness (a)	$5,055	$7,448	$25,318	$22,631
Interest capitalized	5	—	14	170
Portion of rents representative of the interest factor	468	458	1,600	1,366
Fixed charges	$5,528	$7,906	$26,932	$24,167

Ratio of earnings to fixed charges	4.85	2.53	2.74	2.19

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.